                        SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                               DTE ENERGY COMPANY

                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 DTE Energy Company ("Claimant") is a Michigan corporation, incorporated on January 26, 1995. From the date of its incorporation through December 31, 1995, Claimant was a wholly owned subsidiary of The Detroit Edison Company, a Michigan public utility. On January 1, 1996, pursuant to a share exchange accomplished in accordance with the provisions of the Michigan Business Corporation Act, all outstanding Common Stock of The Detroit Edison Company was exchanged on a one-for-one basis for the Common Stock of Claimant. Thus, as of January 1, 1996, Claimant became a publicly held corporation with the purpose of holding the outstanding stock of its subsidiaries. Claimant's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 The Detroit Edison Company ("Detroit Edison"), incorporated in Michigan since 1967, is a Michigan public utility subject to regulation by the Michigan Public Service Commission and the Federal Energy Regulatory Commission. It is engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. It also owns and operates a steam heating system in Detroit, Michigan. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of Claimant. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 Midwest Energy Resources Company ("MERC") is a Michigan corporation established on June 5, 1974. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

                 The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation established on May 28, 1886. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

                 St. Clair Energy Corporation ("St. Clair") is a Michigan corporation established on August 27, 1906. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

                MERC, EIC and St. Clair have offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 DTE Energy Resources, Inc., formerly DE Energy Services, Inc. ("DTE ER") is a Michigan corporation established on August 29, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE ER has offices at 425 S. Main, Ann Arbor, Michigan 48107 and it is engaged in energy services and landfill gas projects.

                 DTE Biomass Energy, Inc., formerly Biomass Energy Systems, Inc., ("DTE Biomass") is a Michigan corporation established on July 15, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48107. On January 1, 1995 Biomass became a wholly owned subsidiary of DTE ER and it is engaged in landfill gas projects.

                 RES Power, Inc. ("RES") is a Michigan corporation established on January 6, 1983, with offices at 425 S. Main, Ann Arbor, Michigan 48107. RES is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation established on January 24, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sonoma is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation established on August 16, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverview is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 DTE Arbor Gas Producers, Inc. ("DTE Arbor") is a Michigan corporation established on July 10, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Arbor is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Plainville Gas Producers, Inc., formerly Sumpter Gas
Producers, Inc., ("Plainville") is a Michigan corporation established on June 2, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Plainville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Belleville Gas Producers, Inc. ("Belleville") is a Michigan corporation established November 8, 1996 with offices at 425 S. Main, Ann Arbor, Michigan, 48107. Belleville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Escambia Gas Producers, Inc., formerly ESCA Gas Producers, Inc., ("Escambia") is a Michigan corporation established November 18, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Escambia is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                  Fayetteville Gas Producers, L.L.C., formerly Fayetteville Gas Company, L.L.C. ("Fayetteville") is a North Carolina company formed October 20, 1994. DTE Biomass purchased an 100% interest in Fayetteville on December 1, 1997. Offices are located at 425 S. Main, Ann Arbor, Michigan 48107. Fayetteville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Lycoming Gas Producers, Inc. ("Lycoming") is a Michigan corporation established August 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Lycoming is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Roxana Gas Producers, Inc. ("Roxana") is a Michigan corporation established August 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Roxana is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                Orlando Gas Producers, Inc. ("Orlando"), is a Michigan corporation established February 8, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Orlando is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Birmingham Gas Producers, L.L.C. ("Birmingham"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Birmingham is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Montgomery Gas Producers, L.L.C. ("Montgomery"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Montgomery is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Oklahoma Gas Producers, L.L.C. ("Oklahoma"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Oklahoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Phoenix Gas Producers, L.L.C. ("Phoenix"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Phoenix is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Wake Gas Producers, L.L.C. ("Wake"), is a North Carolina company established October 3, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wake is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Coopersville Gas Producers, L.L.C. ("Coopersville"), is a Michigan company established May 1, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Coopersville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Hillside Gas Producers, L.L.C. ("Hillside"), is a Michigan company established May 7, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Hillside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Illini Gas Producers, L.L.C. ("Illini"), is a Michigan company established September 13, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Illini is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                DTE Energy Services, Inc., formerly Edison Energy Services, Inc., ("DTE ES") is a Michigan corporation established on June 29, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ES is a wholly owned subsidiary of DTE ER and it is engaged in energy services activities.

                DTE ES Holdings, Inc. ("DTE ES Holdings") is a Michigan corporation established August 28, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ES Holdings is a wholly owned subsidiary of DTE ES and is a holding company.

                PCI Enterprises Company ("PCI") is a Michigan corporation established on August 1, 1995, with offices at 425 S. Main, Ann Arbor, Michigan 48107. PCI is a wholly owned subsidiary of DTE ES and it operates a pulverized coal facility.

                EES Coke Battery Company, Inc. ("EES Coke") is a Michigan corporation established on October 29, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. EES Coke is a wholly owned subsidiary of DTE ES and it operates a coke battery facility.

                DTE Indiana Harbor, L.L.C. ("Indiana Harbor") is a Delaware company established January 26, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Indiana Harbor is 75% owned by DTE ES and 25% owned by DTE ES Holdings and is a holding company.

                DTE BH Holdings, Inc. (DTE BH") is a Delaware corporation established July 6, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE BH is a wholly owned subsidiary of DTE ES and is a holding company.

                Burns Harbor Coke Energy Company, Inc. ("Burns Harbor") is a Delaware corporation established June 8, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Burns Harbor is a wholly owned subsidiary of DTE BH and is a holding company.

                DTE Burns Harbor, L.L.C. ("DTE Burns Harbor") is a Delaware corporation established February 25, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Burns Harbor is 88% owned by Burns Harbor and 12% owned by DTE BH and operates a coke battery facility.

                DTE Georgetown, L.L.C. ("Georgetown"), is a Delaware company established September 8, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Georgetown is a wholly owned subsidiary of DTE ES and is engaged in the generation of electricity.

                DTE Sparrows Point, L.L.C. ("Sparrows Point"), is a Delaware company established August 31, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sparrows Point is a wholly owned subsidiary of DTE ES and is engaged in the operation of a pulverized coal injection plant.

                DTE Synfuels, L.L.C. ("Synfuels") is a Delaware company established November 11, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Synfuels is a wholly owned subsidiary of DTE ES and is a holding company for synfuels projects.

                DTE Riverhill L.L.C. ("Riverhill") is a Delaware company established August 20, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverhill is a wholly owned subsidiary of DTE ES and operates a processing facility to produce solid synthetic fuel pellets from coal fines.

                DTE Northwind, L.L.C. ("Northwind") is a Delaware company established September 3, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Northwind is a wholly owned subsidiary of DTE ES and operates a chilled water plant.

                DTE Northwind Operations, L.L.C. ("Northwind Operations") is a Michigan company established October 8, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Northwind Operations is a wholly owned subsidiary of DTE ES and handles the operation and maintenance of Northwind.

                 DTE Coal Services, Inc. ("DTE Coal") is a Michigan corporation established on July 10, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Coal is a wholly owned subsidiary of DTE ER and it is engaged in selling and transporting coal to third parties.

                 DTE Rail Services, Inc., formerly DTE CS Rail Services, Inc., ("DTE Rail") is a Michigan Corporation established November 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Rail is a wholly owned subsidiary of DTE Coal and it is engaged in rail car repair and maintenance.


                 DTE Transportation Services, Inc. ("DTE Transportation") is a Michigan corporation established May 19,1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Transportation is a wholly owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.


                 DTE Capital Corporation ("DTE Capital") is a Michigan corporation established on September 6, 1995. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE Capital has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it provides financial services for the non-utility affiliates of Claimant.


                 Syndeco Realty Corporation ("Syndeco") is a Michigan corporation established on August 22, 1986. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. Syndeco has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it is engaged in real estate projects.

                 Edison Development Corporation ("EDC") is a Michigan corporation established on May 24, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. EDC has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in business development.

                 EdVenture Capital Corp. ("EdVenture") is a Michigan Corporation established on May 24, 1994, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EdVenture is a wholly owned subsidiary of EDC and it is engaged in equity investment.

                 Wolverine Energy Services, Inc. ("Wolverine") is a Michigan corporation established September 6, 1995, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Wolverine is a wholly owned subsidiary of Claimant and is a holding company.

                 DTE Edison America Catalog Sales, Inc. ("Catalog") is a Michigan corporation established April 13, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Catalog is a wholly owned subsidiary of Wolverine and is engaged in a multi-state retail catalog business for energy related products. Catalog was engaged in the dissolution of its affairs in 1999.

                 DTE Edison America, Inc. ("Edison America") is a Michigan corporation established April 13, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Edison America is a wholly owned subsidiary of Wolverine and is engaged in energy and energy related products.

                 DTE Energy Solutions, Inc. ("Solutions") is a Michigan corporation established April 10, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions is a wholly owned subsidiary of Wolverine and is engaged in system based energy related products and services.

                 DTE Energy Technologies, Inc. ("Technologies") is a Michigan corporation established March 18, 1997, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Technologies is a wholly owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

                 DTE Energy Trading, Inc., formerly Huron Energy Services, Inc., ("DTE Energy Trading") is a Michigan corporation established on September 6, 1995. DTE Energy Trading has offices at 101 N. Main, Ann Arbor, Michigan 48104 and it is engaged in wholesale and retail energy marketing. DTE Energy Trading became a wholly owned subsidiary of DTE ER on November 30, 1998.

                 DTE Engineering Services, Inc., formerly UTS Systems, Inc., ("DTE Engineering Services") is a Michigan corporation established April 23, 1985. This corporation became a wholly owned subsidiary of Solutions on January 27, 1999. DTE Engineering Services has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and is engaged in professional engineering services.

                 DTE Energy Marketing, Inc., formerly Great Lakes Energy Products, Inc. ("DTE Energy Marketing") is a Michigan corporation established December 30, 1996 with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Energy Marketing became a wholly owned subsidiary of DTE ER on July 22, 1999,and is engaged in equity investment.

         2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - none


The Detroit Edison Company maintains the following generating facilities which are located in the State of Michigan, as follows:



------------------------------------------------------------------------------------------------------
                                  Location By
                                  Michigan               Summer Net             Year
       Plant Name                 County           Rated Capability (1) (2)     in Service
------------------------------------------------------------------------------------------------------
                                                  (MW)
Fossil-fueled Steam-Electric
   Belle River (3)                St. Clair         1,026             9.3%      1984 and 1985
   Conners Creek                  Wayne               167             1.5       1999
   Greenwood                      St. Clair           785             7.1       1979
   Harbor Beach                   Huron               103             0.9       1968
   Marysville                     St. Clair           167             1.5       1930, 1943 and 1947
   Monroe (4)                     Monroe            3,000            27.3       1971, 1973 and 1974
   River Rouge                    Wayne               510             4.6       1957 and 1958
   St. Clair                      St. Clair         1,402            12.8       1953, 1954, 1961 and 1969
   Trenton Channel                Wayne               725             6.6       1949, 1950 and 1968
                                                  -----------------------
                                                    7,885            71.6%

Oil or Gas-fueled Peaking
   Units                          Various           1,102            10.0       1966-1971, 1981 and 1999
Nuclear-fueled Steam-Electric
   Fermi 2 (5)                    Monroe            1,101            10.0       1988
Hydroelectric Pumped Storage
   Ludington (6)                  Mason               917             8.4       1973
                                                  -----------------------
                                                   11,005           100.0%
                                                  =======================

(1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

(2) Excludes two oil-fueled units, River Rouge Unit No. 1 (206 MW) and St. Clair Unit No. 5 (250 MW), in economy reserve status.

(3) The Belle River capability represents Detroit Edison's entitlement to 81.39% of the capacity and energy of the plant.

(4) The Monroe Power Plant provided 33.7% of Detroit Edison's total 1999 power plant generation.

(5)  Fermi 2 has a design electrical rating (net) of 1,150 MW.

(6) Represents Detroit Edison's 49% interest in Ludington with a total capability of 1,872 MW. Detroit Edison is leasing 306 MW to First Energy for the six-year period June 1, 1996 through May 31, 2002.

     Detroit Edison and Consumers Energy are parties to an Electric Coordination Agreement providing for emergency assistance, coordination of operations and planning for bulk power supply, with energy interchanged at nine interconnections. Detroit Edison and Consumers Energy also have interchange agreements to exchange electric energy through 12 interconnections with First Energy, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro. In addition, Detroit Edison has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.


12-31-1999

     Transmission and Distribution. Detroit Edison owns and operates within the State of Michigan 616 distribution substations with a capacity of 17,883,200 kilovolt amperes and 427,531 line transformers with a capacity of 20,599,198 kilovolt amperes. Electric transmission and distribution lines owned and in service as of December 31, 1999 are as follows:


                                        Overhead Lines       Underground Lines
                                        --------------       -----------------
                                                             Conduit
                                       Pole      Circuit     Bank       Cable
Design Line Voltage - KV               Miles     Miles       Miles      Miles
------------------------               -----     -------     -------    -----
Transmission -
         120 KV                        1,099     1,614           -        166
         140 KV                           31        31           -          -
         230 KV                           77        87           -          -
         345 KV                          525       954           -          7
                                       -----     -----       -----      -----
                                       1,732     2,686           -        173
                                                 =====

Distribution -

         Under 4.8 KV                       -                   64        492
         4.8 KV and 13.2 KV            32,498                  452     14,215
         24 KV                            105                  258      1,044
         40 KV                          2,789                   91        331
         120 KV                            55                    -         16
                                       ------                -----     ------
                                       35,447                  865     16,098
                                       ------                -----     ------
Grand Total                            37,179                  865     16,271
                                       ======                =====     ======

        3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                 Claimant - None
                 Detroit Edison -           Kwh                       State                      Revenues
                                   ----------------------        ------------------         ---------------------
                                           55,524,475,000              Michigan                     3,975,083,765
                                   ======================                                   =====================

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 Claimant - None
                 Detroit Edison -  None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                 Claimant - None
                 Detroit Edison -             Kwh                       State                     Revenues
                                   ----------------------        ------------------          ----------------------
                                            1,254,491,000          Ontario, Canada                     $ 26,726,778
                                               27,341,000               Ohio                             17,779,166
                                              142,331,000             Indiana                            39,251,966
                                   ----------------------                                    ----------------------
                                            1,424,163,000                                              $ 83,757,910
                                   ======================                                    ======================


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                 Claimant - None
                 Detroit Edison -          Kwh                          State                     Expenses
                                    ---------------------        ------------------          ---------------------
                                            1,106,025,000          Ontario, Canada                   $  41,372,656
                                              212,001,000                Ohio                           24,352,241
                                            2,988,684,000              Indiana                         164,969,708
                                    ---------------------                                    ---------------------
                                            4,306,710,000                                              230,694,605
                                    =====================                                    =====================




         4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                 Not applicable.

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                   EXHIBIT A

A consolidating statement of income and surplus of the Claimant and certain of its subsidiary companies for the calendar year 1999, together with a consolidating balance sheet of Claimant and certain of its subsidiary companies as of the close of such calendar year follows.

                                  EXHIBIT B

A Financial Data Schedule for the Claimant follows as Exhibit B.

                                  EXHIBIT C

Not applicable.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.


                                              DTE Energy Company
                                              --------------------------
                                              (Name of Claimant)


                                              By /s/ DAVID E. MEADOR
                                                 ------------------------
                                                 David E. Meador
                                                 Vice President


CORPORATE SEAL
Attest:


/s/ SUSAN M. BEALE
--------------------------
Susan M. Beale

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Susan M. Beale, Vice President and Corporate Secretary
------------------------------------------------------
(Name)                                     (Title)

2000 2nd Avenue, Detroit, Michigan 48226-1279
---------------------------------------------
                 (Address)

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
Thousands of Dollars


                                                                                                 INTER-COMPANY
                                                      THE DETROIT                                 ELIMINATIONS     DTE
                                                        EDISON           DTE                          AND         ENERGY
                                                        COMPANY        CAPITAL        OTHER         RECLASS-      COMPANY
                                                      CONSOLIDATED   CORPORATION   SUBSIDIARIES    IFICATIONS   CONSOLIDATED
                                                      -----------------------------------------------------------------------
ASSETS
   Current Assets
     Cash and cash equivalents                         $     3,742    $  17,129    $     11,734   $         -   $    32,605
     Restricted cash                                             -            -         130,768             -       130,768
     Accounts receivable
      Customer                                             316,429            -          71,254             -       387,683
      Accrued unbilled revenues                            166,003            -               7             -       166,010
      Other                                                137,481        8,588          36,349       (38,562)      143,856
     Inventories
      Fuel                                                 175,118            -               -             -       175,118
      Materials and supplies                               139,997            -          28,615             -       168,612
     Other                                                  29,293            -          75,912             -       105,205
                                                      ---------------------------------------------------------------------
       Total current assets                                968,063       25,717         354,639       (38,562)    1,309,857
                                                      ---------------------------------------------------------------------
   Investments
     Nuclear decommissioning trust funds                   361,429            -               -             -       361,429
     Other                                                  33,780      467,636       4,081,031    (4,308,003)      274,444
                                                      ---------------------------------------------------------------------
       Total investments                                   395,209      467,636       4,081,031    (4,308,003)      635,873
                                                      ---------------------------------------------------------------------
   Property, Plant and Equipment
     Property, plant and equipment                      11,203,916            -         550,827             -    11,754,743
     Property under capital leases                         221,624            -             444             -       222,068
     Nuclear fuel under capital lease                      662,537            -               -             -       662,537
     Construction work in progress                           4,135            -         101,791             -       105,926
     Less: accumulated depreciation and amortization    (5,526,113)           -         (71,441)            -    (5,597,554)
                                                      ---------------------------------------------------------------------
         Total property, plant and equipment             6,566,099            -         581,621             -     7,147,720
                                                      ---------------------------------------------------------------------

   Regulatory Assets                                     2,934,805            -               -                   2,934,805

   Other Assets                                            187,080        3,430          97,208             -       287,718
                                                      ---------------------------------------------------------------------
TOTAL ASSETS                                           $11,051,256    $ 496,783    $  5,114,499   $(4,346,565)  $12,315,973
                                                      =====================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities
     Accounts payable                                     $224,619    $      90    $     82,712   $   (34,625)  $   272,796
     Accrued interest                                       54,110        3,092               -           (92)       57,110
     Dividends payable                                      79,816            -          74,696       (79,816)       74,696
     Accrued payroll                                        89,833            -           7,422             -        97,255
     Short-term borrowings                                 361,875       24,877             200             -       386,952
     Income taxes                                           83,593            -         (22,684)            -        60,909
     Current portion long-term debt                        194,214            -          76,050             -       270,264
     Current portion capital leases                         75,099            -               -             -        75,099
     Other                                                 159,201          108         149,787             -       309,096
                                                      ---------------------------------------------------------------------
       Total current liabilities                         1,322,360       28,167         368,183      (114,533)    1,604,177
                                                      ---------------------------------------------------------------------
   Other Liabilities
     Deferred income taxes                               1,878,842            -          45,270             -     1,924,112
     Capital leases                                        113,573            -               -             -       113,573
     Regulatory liabilities                                262,151            -               -             -       262,151
     Other                                                 562,212            -         (13,374)       15,772       564,610
                                                      ---------------------------------------------------------------------
       Total other liabilities                           2,816,778            -          31,896        15,772     2,864,446
                                                      ---------------------------------------------------------------------

   Long-Term Debt                                        3,283,681      400,000         254,427             -     3,938,108
                                                      ---------------------------------------------------------------------
   Shareholders' Equity
     Common stock                                        1,951,437       50,000       2,375,924    (2,427,349)    1,950,012
     Retained earnings (deficit)                         1,677,000       18,616       2,084,069    (1,820,455)    1,959,230
                                                      ---------------------------------------------------------------------
       Total shareholder's equity                        3,628,437       68,616       4,459,993    (4,247,804)    3,909,242
                                                      ---------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $11,051,256    $ 496,783    $  5,114,499   $(4,346,565)  $12,315,973
                                                      =====================================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
Thousands of Dollars

                                                                                             INTER-COMPANY
                                                 THE DETROIT                                  ELIMINATIONS     DTE
                                                   EDISON           DTE                           AND         ENERGY
                                                   COMPANY        CAPITAL         OTHER         RECLASS-      COMPANY
                                                 CONSOLIDATED   CORPORATION   SUBSIDIARIES     IFICATIONS   CONSOLIDATED
                                                 -----------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
   DECEMBER 31, 1998                             $  1,561,718    $    12,348   $ 1,804,832    $(1,631,765)   $ 1,747,133

Net income (loss)                                     434,510          6,268       550,736       (508,861)       482,653

Retirement of common stock                                  -              -             -              -              -

Deduct:
   Cash dividends on common stock                    (319,264)             -      (333,789)       354,264       (298,789)

   Expense associated with preferred
     stock redeemed                                         -              -             -              -              -

   Cash dividends on cumulative
     preferred stock                                        -              -             -              -              -

Other                                                      36              -        62,290        (34,093)        28,233
                                                 -----------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
   DECEMBER 31, 1999                             $  1,677,000    $    18,616   $ 2,084,069    $(1,820,455)   $ 1,959,230
                                                 =======================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1999
Thousands of Dollars


                                                                                           INTER-COMPANY
                                                 THE DETROIT                                ELIMINATIONS    DTE
                                                   EDISON          DTE                          AND        ENERGY
                                                   COMPANY       CAPITAL        OTHER         RECLASS-     COMPANY
                                                 CONSOLIDATED  CORPORATION   SUBSIDIARIES    IFICATIONS  CONSOLIDATED
                                                 --------------------------------------------------------------------
OPERATING REVENUES                               $ 4,047,248   $        -    $  688,765     $  (8,152)   $4,727,861

OPERATING EXPENSES
   Fuel and purchased power                        1,106,044            -       228,621          (250)    1,334,415
   Operation and maintenance                       1,027,294        1,034       459,526        (7,973)    1,479,881
   Depreciation and amortization                     702,971            -        32,252             -       735,223
   Taxes other than income                           275,206          156         1,859             -       277,221
                                                 ------------------------------------------------------------------
      Total operating expenses                     3,111,515        1,190       722,258        (8,223)    3,826,740
                                                 ------------------------------------------------------------------
OPERATING INCOME (LOSS)                              935,733       (1,190)      (33,493)           71       901,121
                                                 ------------------------------------------------------------------
INTEREST EXPENSE AND OTHER
   Interest expense                                  284,225       31,148        67,142       (41,960)      340,555
   Other - net                                         6,177      (41,981)     (497,445)      550,892        17,643
                                                 ------------------------------------------------------------------
      Total interest expense and other               290,402      (10,833)     (430,303)      508,932       358,198
                                                 ------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES                           645,331        9,643       396,810      (508,861)      542,923

INCOME TAXES                                         210,821        3,375      (153,926)            -        60,270
                                                 ------------------------------------------------------------------
NET INCOME (LOSS)                                 $  434,510   $    6,268    $  550,736    $ (508,861)      482,653
                                                 ==================================================================
Common Shares Outstanding - Average (Thousands)                                                             145,047
Earnings Per Share of Common Stock                                                                       $     3.33

                              DTE ENERGY COMPANY
                 NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


Entities for which financial statements are not presented.

The following affiliates of the Claimant have had no financial activity during the calendar year 1999. Accordingly, financial information for these companies is not provided.

DTE Center Point, Inc.
Great Lakes Energy Producers, Inc.
Great Lakes Energy Services, Inc.
Superior Energy Services, Inc.
DTE Enterprises, Inc.
DTE Holland, L.L.C.
DTE Generation, Inc.
DTE Energy Alternatives, Inc.
DTE Business Services, Inc.
DTE Resources, Inc.
DTE Services, Inc.

This report does not contain information for affiliates of the Claimant which are accounted for using the equity method.

                                   EXHIBIT B

                           Financial Data Schedule

This schedule contains summary financial information extracted from DTE Energy Company's consolidated balance sheet and statement of income as of December 31, 1999 contained herein and is qualified in its entirety by reference to such financial statements.

                Multiplier                      1,000

                Period Type                     Year

                Fiscal Year End                 December 31, 1999

                Period End                      December 31, 1999

                Total Assets                    $12,315,973

                Total Operating Revenues        $ 4,727,861

                Net Income                      $   482,653




                                  EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                Not Applicable